MULLY CORPORATION
                             12835 E. Arapahoe Road
                               Tower I, Penthouse
                            Englewood, Colorado 80112
                         COMMISSION FILE NUMBER 0-25609

                              INFORMATION STATEMENT

                                   PURSUANT TO
                              SECTION 14(f) OF THE
                       SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER


                                  INTRODUCTION

     This Statement is being mailed on or about February 23, 2000 to holders of record on February 7, 2000, of the shares of Common Stock, par value $.0001 per share (the "Common Stock") of Mully Corporation, a Colorado corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on or about March 6, 2000.

                 BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

     Pursuant to the terms of an agreement (the "Agreement") between the Company and Baby's Best Infant Formula, Inc., a Florida corporation ("BBI"), the Company has agreed to acquire all of BBI's issued and outstanding shares of common stock (collectively, the "BBI Stock") in exchange for an aggregate of 18,000,000 "restricted" shares of the Company's Common Stock (the "Transaction").

     BBI is currently emerging from its research and development stage. It intends to offer numerous baby products, including baby's Best Premium, a unique infant formula, which management of BBI believes to be a far more easily digested product and which provides more nourishment per feeding that the two leading infant formulas, Similac and Enfamil, with better taste. BBI has completed its comparison tests while working with the Food and Drug Administration ("FDA"). Documentation seeking approval to conduct clinical trials have been submitted to the FDA and are ready to be approved.

     BBI does not own a food processing plant, but subcontracts its production to FDA approved facilities, as management believes that this is more efficient and cost effective. It will use distributors to build its channels of distribution, both internationally and in North America. BBI's strategy is to open channels of distribution in every major international city throughout the world.

     American and Canadian families spend approximately $4.5 billion annually on infant formula. BBI has projected that, within 18 months it will have acquired a minimum of 1% of the American and Canadian market annual business. Together with international sales, management has projected that BBI should generate approximately $30 million in gross sales in its initial year of marketing, with substantial estimated net pre-tax profits. However, there can be no assurances that these projections will be met.

     As of the date of this Information Statement, there are 500,000 shares of the Company's Common Stock issued and outstanding. As part of the terms of the proposed Transaction, the Company will undertake a forward split of its issued and outstanding common stock whereby 4 shares of common stock will be issued in exchange for each share then outstanding, in order to establish the number of

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issued and outstanding common shares at closing to be 2,000,000. Accordingly, if all of the issued and outstanding shares of BBI Stock are exchanged for the Company's Common Stock, the holders thereof will own 90% of the Company's 20,000,000 shares of Common Stock which would then be issued and outstanding.

     Upon consummation of the Transaction, the Company's current officers and directors will resign and will be replaced by Directors and Officers selected by BBI's management (see "Directors and Executive Officers and Related Transactions").

     Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Agreement will be executed on or about March 6, 2000, with the closing to occur shortly thereafter.

                        REASON FOR INFORMATION STATEMENT

     Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Information Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

                INFORMATION RELATING TO THE COMPANY'S SECURITIES

     As of the date of this report, there are outstanding 500,000 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of the date of this report certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group. The information provided is presented on a pre-forward split basis.

                                       No. of                 Percentage
            Name                    Shares Owned              Ownership
            ----                    ------------              ---------

      Andrew I. Telsey                260,000                     52%

      All Officers and                260,000                     52%
       Directors as a
       Group (1 person)
------------------------

     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares. The information provided is presented on a post-forward split basis.


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                                                     Shares of
                                                   Common Stock
                                                 to be owned upon   Approximate
                                                  consummation of     Percent
Name and Address          Offices To Be Held        the Transfer      of Class
----------------          ------------------        ------------      --------

Encore Consolidated
         Trust(1)                 -                  14,595,000         73.0%
467 Westnary Road
Ajax, Ontario,
Canada L15 6V8

Jackie Free             Chief Financial Officer,        187,500           *
10 Fairway Dr.            Treasurer, Director
Suite 205
Deerfield Beach, FL 33441

Daniel Marlowe          Chief Operating Officer,        187,500           *
10 Fairway Dr.            Secretary, Director
Suite 205
Deerfield Beach, FL 33441

All Proposed Directors            -                  14,970,000         74.9%
and Officers as a
Group (3 persons)

*        Less than 1%

(1) The beneficiaries of this Trust are the family members of Patricia Bishop, who will assume the positions of President and a director of the Company upon closing of the proposed Transaction.

     No  family  relationship  exists  between  the  prospective   officers  and
directors of the Company.

            DIRECTORS AND EXECUTIVE OFFICERS AND RELATED TRANSACTIONS

     The Directors and Officers of the Company as of the date of this report are as follows:

                Name                 Age               Position
                ----                 ---               --------

          Andrew I. Telsey            46          President, Director

Resumes:

     Andrew I. Telsey, President and a director. Mr. Telsey has held his positions with the Company since its inception. From 1984 through the present, Mr. Telsey has been employed by Andrew I. Telsey, P.C., Aurora, Colorado, a professional corporation engaged in the practice of law, emphasizing securities law, mergers, acquisitions and general business matters. This firm is also legal counsel to the Company. Mr. Telsey is also a director and principal shareholder of Cavion Technologies, Inc., a publicly held Colorado corporation engaged in the building and managing of a secure private communications network exclusively for the credit union industry which will offer products and services for business to business communications, secure Internet financial products, including on-line banking and bill paying services. In addition, Mr. Telsey is also an officer and director of Parputt Enterprises, Inc., a public reporting company whose principal business is to merge with or acquire another company or assets. Mr. Telsey received a Juris Doctor degree from Syracuse University College of Law in 1979 and a Bachelor of Arts degree from Ithaca College in 1975. He devotes only

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such time as necessary to the business of the Company, which has not exceeded 20 hours per month.

     If and when the Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

                Name                 Age               Position
                ----                 ---               --------

           Patricia Bishop            53          President, Director

           Jackie Free                38          Chief Financial Officer,
                                                  Treasurer, Director

           Daniel B. Marlowe          44          Chief Operating Officer,
                                                  Secretary, Director
Resumes:

     Patricia Bishop. Upon closing of the proposed Transaction, Ms. Bishop will assume the positions of President and a director of the Company. Ms. Bishop has been president of BBI since its incorporation in November 1999. Since 1991, she has been an executive officer of BBI's predecessors. She has been instrumental in the development of BBI's proprietary infant formula and has extensive experience in the food industry, infant formula industry and freight forwarding. She is currently becoming an accredited member of the Institute of Food Technologists Association. Upon closing of the proposed Transaction, she intends to devote substantially all of her business time to the Company.

     Jackie Free. Upon closing of the proposed Transaction, Ms. Free will assume the positions of Chief Financial Officer, Treasurer and a director of the Company. Since 1993, she has been a senior officer for Addison Mortgage Company, Boca Raton, Florida, where she specializes in sub prime paper and hard equity loans. She has also been a vice president for other major Florida lenders. Upon closing of the proposed Transaction, she intends to devote substantially all of her business time to the Company.

     Daniel B. Marlowe. Upon closing of the proposed Transaction, Mr. Marlowe will assume the positions of Chief Operating Officer, Secretary and a director. Since 1994, he has been an employee of Holman Automotive, a major Florida and New Jersey automotive dealer, where he is currently Director of Wholesale Operations for the Southern Division. Upon closing of the proposed Transaction, he intends to devote substantially all of his business time to the Company.

Compensation

     During the last fiscal year, Ms. Patricia Bishop and her husband, Brian, an employee of BBI, drew a combined annual salary of $240,000, including other compensation. It is anticipated that Mr. and Ms. Bishop will draw a similar salary following the closing of the Transaction proposed herein. No other member of prospective management is expected to receive aggregate compensation in excess of $100,000 during the next fiscal year of the Company.

     BBI may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance. However, as of the date of this Information Statement, no such plans have been adopted by the Company or BBI.

RELATED PARTY TRANSACTIONS

     BBI and its predecessors have been primarily funded by Ms. Bishop and her family through a combination of loans and capital contributions. A portion of such funds have been used to pay the salary described above under "Compensation".

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It is expected that any loans will be cancelled and  contributed  to capital and not repaid.

     Brian Bishop, Patricia Bishop's husband, is an employee of BBI in the product development and marketing areas.

     As of the date hereof, no other related party transactions exist between BBI and its present directors, officers, 5% or greater shareholders or any affiliate thereof, either individually or through ownership of a controlling interest in any company or other entity.

STANDING AUDIT, NOMINATING AND COMPENSATION COMMITTEES.

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

INFORMATION RELATING TO BOARD OF DIRECTORS MEETINGS.

     The Company presently has one Director. During the fiscal year ended December 31, 1999, the Director held one meeting of the Board of Directors.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The Company's officer and director has not been paid a salary during the fiscal year ended December 31, 1999, or subsequent thereto. The Company maintains a policy whereby the directors and executive officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any director or officer for such expenses during the 1999 fiscal year, or subsequent thereto.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers or directors.

                       SECTION 16(A) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers, directors and person who own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission, provided that there were any changes to such persons respective stock holdings in the Company during the previous fiscal year.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that during the 1999 fiscal year all filing requirements applicable to Officers, Directors and greater than 10% beneficial owners were complied with.

Dated:  February 23, 2000.

                                MULLY CORPORATION

                               s/Andrew I. Telsey

                                Andrew I. Telsey, President




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